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SE 11015170)MMISSION

SEC Mail Processing Section

FEB 28 2011

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68137

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/1/2009 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FUSAP SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 FIFTH AVENUE, SUITE 1401
(No. and Street)

NEW YORK	NY	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DUTCH HORCHEM (212) 905-2515
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTHSTEIN, KASS & COMPANY, P.C.
(Name -- *if individual, state last, first, middle name*)

4 BECKER FARM ROAD	ROSELAND	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/16

OATH OR AFFIRMATION

I, Gregory S. Freer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FUSAP Securities LLC, as of February 23, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

(Not Applicable)

(Not Applicable)

(Not Applicable)

MICHELLE KANAVAL
Notary Public, State of New York
No. 01KA6219349
Qualified in Nassau County
Commission Expires March 22, 20 14

[signature]
Notary Public

[signature]
Signature

President & Chief Compliance Officer
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FUSAP Securities LLC
630 Fifth Avenue
Suite 1401
New York, NY 10111

SEC Mail Processing
Section

FEB 28 2011

Washington, DC
110

Securities and Exchange Commission
Office of Filings and Information Services
Registration Branch
Mail Stop 8031
100 F Street, N.E.
Washington, D.C. 20549

Re: FUSAP Securities LLC
Annual Audit Report
December 31, 2010
SEC File No. 8-68137

Gentlemen:

In accordance with Rule 17a-5(e)(3), we respectfully request that the above-referenced financial statements, exclusive of the Statement of Financial Condition, which is bound separately, be deemed confidential pursuant to the rule.

Very truly yours,

Camille Asaro 2/25/11

Camille Asaro, Principal Date

FUSAP SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

FUSAP SECURITIES LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
FUSAP Securities LLC

We have audited the accompanying statement of financial condition of FUSAP Securities LLC (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FUSAP Securities LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 24, 2011

FUSAP SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS		
Cash	$	47,684
Other assets		227
Total Assets	$	47,911
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$	6,568
Deferred income		4,284
Total Liabilities		10,852
Member's equity		37,059
Total Liabilities and Member's Equity	$	47,911

See accompanying notes to financial statements.

1. Nature of business

FUSAP Securities LLC (the "Company"), a wholly-owned subsidiary of Fusion Advisory Partners , Inc. (the "Parent"), was formed on December 22, 2008. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") effective December 3, 2009. The Company's business is primarily comprised of consulting and valuation services related to structured credit securities, as well as private placements of structured credit securities and fixed income securities. The Company is also involved in buying, selling and combining various portfolios of securities.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and are available for issuance on February 24, 2011. Subsequent events have been evaluated through this date.

Revenue Recognition

Investment banking fees are recorded in accordance with the terms of the agreements.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2010, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2009.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net capital requirement

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company's net capital was approximately $37,000 which was approximately $32,000 in excess of its minimum requirement of $5,000.

4. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

5. Related party transactions

Pursuant to a service agreement, the Parent provides various services on behalf of the Company. The Parent has, and makes available to the Company, office space, related utilities, furniture, data processing and communication equipment, other machinery, office supplies (including, without limitation, computers, telephone equipment, equipment service contracts, facsimile machines, photocopiers and postage meters), and other administrative support and business services, all as may be necessary, from time to time, for the Company to conduct its business as a broker-dealer. The Company is responsible for paying the Parent a monthly expense allocation based on a pro-rata usage of the Parent's total expenditures for administrative services and applicable vendor payments for such month. The Parent agrees to provide the Company with all administrative services and pay all vendor payments as may be necessary from time to time for the Company to conduct its business as a broker-dealer. In consideration for the provision of administrative services and payment of vendor payments, the Company will promptly pay the Parent, in respect of each calendar month, a reimbursement amount equal to the monthly expense allocation for such calendar month. These payments shall be deemed to constitute full reimbursement for costs incurred by the Parent. For the period ended December 31, 2010, the expense amounted to approximately $53,000 related to this agreement.

6. Concentrations

The Company periodically maintains significant cash balances in a financial institution that may be in excess of Federal Deposit Insurance Corporation coverage. Management does not anticipate any material losses as a result of these concentrations.

For the period ended December 31, 2010, approximately 74% of revenues earned was from one customer. There were no outstanding receivables from this customer at December 31, 2010.